SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 2009

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2009, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated November 12, 2009, entitled "DRDGOLD ANNOUNCES GRANTING OF JUDICIAL MANAGEMENT ORDER OVER BLYVOORUITZICHT GOLD MINING COMPANY LIMITED ("BLYVOOR"); REPORTS IMPROVED MONTHLY PERFORMANCE BY ALL OTHER OPERATIONS".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: November 12, 2009   By: /s/ Themba Gwebu
           Name: Themba Gwebu
           Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD" or "the company")

DRDGOLD ANNOUNCES GRANTING OF JUDICIAL MANAGEMENT ORDER OVER BLYVOORUITZICHT GOLD MINING COMPANY LIMITED ("BLYVOOR"); REPORTS IMPROVED MONTHLY PERFORMANCE BY ALL OTHER OPERATIONS

DRDGOLD announced today that the High Court of South Africa ("the Court") has approved its application for a judicial management order over the company's 74%-owned Blyvoor operation.

On Monday this week, DRDGOLD announced its intention to seek the order to prevent the liquidation of Blyvoor, which has been in a loss-making position since May 2009.

The Court granted a provisional judicial management order, in terms of the South African Companies Act, on Tuesday.

DRDGOLD Chief Executive Officer, Niël Pretorius, said: "We are confident that judicial management offers the best possible prospect of preventing Blyvoor's liquidation and of restoring the operation to financial health, all the while protecting the interests of all stakeholders of both Blyvoor and DRDGOLD.

"Meanwhile, in line with DRDGOLD's strategic shift towards lower risk, lower cost, high margin production, the company's surface retreatment operations – which are unaffected by developments at Blyvoor - delivered an increase in gold production of more than 9% in October compared with September, from 10,160 ounces to 11,092 ounces. These surface operations now deliver 66% of DRDGOLD's production and their proportion of the total is expected to continue to rise.

"While Blyvoor's surface production was stable month on month, Crown and ERPM were marginally higher with ErgoGold increasing by almost 38%."

Pretorius said that, in order to accelerate production build-up at ErgoGold, a further R8 million had been approved to bring forward commissioning of a second pipeline feed from the Elsburg Tailings Complex to the Brakpan plant.

The previously reported construction of a pilot plant to optimise the feed mix to the Brakpan plant had been completed and was delivering encouraging results, Pretorius said.

The effect of the Blyvoor provisional judicial management order is that:

- management of Blyvoor will become the responsibility of a provisional judicial manager to be appointed by the Master of the High Court within a few days' time;

- the provisional judicial manager will manage Blyvoor until 16 March 2010 when he/she will present to the Court a report on the performance of the business;

- on, or prior to, 16 March 2010, interested and affected parties may approach the Court and provide reasons why the order should be dismissed or confirmed as final. If the order is confirmed, then a final judicial management order will be made by the Court;

- if, at any stage prior to 16 March 2010, Blyvoor becomes profitable, any interested and affected party, including DRDGOLD, may bring an application before the Court to lift the provisional order.

The order shall be published in the government gazette and "The Star" newspaper.

Randburg
12 November 2009

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